Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2012	2011	2010	2009	2008
Earnings
Income/(Loss) before income taxes	$1,697	$2,404	$3,054	$2,001	$(2,559)
Add/(Deduct):
Equity in net income of affiliated companies	(33)	(21)	(12)	(1)	(8)
Dividends from affiliated companies	36	—	—	—	—
Fixed charges	3,036	3,518	4,233	5,174	7,648
Earnings	$4,736	$5,901	$7,275	$7,174	$5,081

Fixed charges
Interest expense	$3,027	$3,507	$4,222	$5,162	$7,634
Interest portion of rental expense (a)	9	11	11	12	14
Total fixed charges	$3,036	$3,518	$4,233	$5,174	$7,648

Ratio of earnings to fixed charges	1.56	1.68	1.72	1.39	(b)
__________
(a) One-third of all rental expense is deemed to be interest.
(b) Earnings were inadequate to cover fixed interest charges by $2,567 million.